Mail Stop 3561

August 9, 2006

By Facsimile and U.S. Mail

Mr. Kevin Marsh
Chief Financial Officer
SCANA Corporation
1426 Main Street
Columbia, SC 29201

>   **Re: SCANA Corporation**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 2, 2006**
>   **File No. 1-8809**
>
>   **South Carolina Electric & Gas Company**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 2, 2006**
>   **File No. 1-3375**
>
>   **Public Service Company of North Carolina, Incorporated**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 2, 2006**
>   **File No. 1-11429**

Dear Mr. Marsh:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.   After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCANA Corporation Form 10-K for the year ended December 31, 2005

General

1. Our review encompassed the parent company, and the other subsidiary registrants listed on the facing page of your Form 10-K. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment.   To the extent a comment is applicable to more than one registrant; please address the issue separately for the affected reporting subsidiary.

Other Income (Expense), page 35

2. It is not apparent to us what comprises other revenues and other expenses. Please provide to us a summary discussion of the material components of such amounts for the past three years. Prospectively, please ensure that you adequately address any material changes for such amounts in your results of operations.

Note 1. Summary of Significant Accounting Policies, page 55

3. Please advise why Schedule II is unnecessary for the reserve associated costs expected to be incurred in connection with planned major maintenance activities pursuant to Rule 12-09 of Regulation S-X.

Transactions with Affiliates, page 62

4. Please address in *detail* each of the criteria contained in paragraph 5 of FIN 46R with respect to your equity-method partnership investments involved in converting coal to synthetic fuel. You may want to provide us with a detailed description of transactions that resulted in formation, capitalization, acquisition of synfuel assets and how the tax benefits are allocated to the owners.

Note 12. Quarterly Financial Data (Unaudited), page 126

5. We assume the total net income amount of $260 million for the year ended December 31, 2005 is a typographical or rounding error when compared to reported net income of $258 million on your Consolidated Statements of Net Income, if otherwise, please explain.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Michael Moran, Esq.
Branch Chief Accountant